Exhibit 99.1
FOR IMMEDIATE RELEASE
April 14, 2011
LJ INTERNATIONAL INC. AND ENZO JEWELRY, INC. ENTER INTO AGREEMENT TO RAISE US$41 MILLION FOR
PREFERRED SHARES OF ENZO
HONG KONG, April 14, 2011 — LJ International Inc. (“LJI”) (NASDAQ GM: JADE) today announced that it has entered into a definitive agreement for a private placement of shares of Enzo Jewelry, Inc. (“ENZO”), its indirect wholly-owned subsidiary, with a consortium of investors (the “Investors”) led by the private equity firms FountainVest Partners and Spring Capital Asia.
Under the terms of the agreement, the Investors have agreed to make an initial investment of US$41.38 million, including an investment of US$31.40 million in newly issued ENZO shares and an acquisition of existing shares of ENZO from LJI in the amount of US$9.98 million. In aggregate, the Investors will hold approximately 28.27% of ENZO’s total issued share capital after giving effect to the transaction, which will be in the form of a newly created class of redeemable convertible preferred shares.
LJI intends to apply the net proceeds from the investment towards capital expenditures for new store openings, marketing expenses and general working capital. As part of the transaction, the Investors will also receive certain rights to make a further investment of approximately US$25.88 million to acquire up to 10.35% of ENZO. LJI has also agreed to appoint Investor representatives to ENZO’s board of directors.
The closing of the investment is subject to customary conditions, and is expected to be completed during the current quarter. Based on the terms of the agreement, the parties intend to enhance shareholder value by spinning off the ENZO retail jewelry division through an initial public offering of ENZO on an international stock exchange in the future.
Yu Chuan Yih, Chairman and CEO of LJI, commented, “The transaction we announce today is a major vote of confidence in the future growth of ENZO. In addition to unlocking additional ENZO value, the placement puts us in a stronger position to continue our expansion, tapping into the growth potential of the retail jewelry industry in China. Furthermore, we believe ENZO will benefit from the contributions of experienced private equity investors in China.”

Frank K. Tang, Chief Executive Officer of FountainVest Partners, commented, “We are pleased to have an opportunity to invest in, and participate in the growth of, ENZO, and look forward to working with management closely to enhance long term shareholder value.”
Vincent Chan, Chief Executive Officer of Spring Capital Asia, commented, “We have strong confidence in ENZO’s management team and are delighted to work hand in hand with them to build up a national chain store brand and further expand ENZO’s nationwide presence.”
For more information regarding the transaction, please refer to the form of the definitive transaction documents to be filed as Exhibits to LJI’s Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission within two business days.
About the Investors
FountainVest Partners is one of the largest private equity funds dedicated to investing in China. FountainVest focuses on industry leading companies or emerging leaders that demonstrate superior growth, led by strong management teams. It aims to enhance long-term shareholder value by working closely with management.
Spring Capital Asia is an independent private equity firm that invests exclusively in China and is one of the leading growth investors in Chinese companies operating in the lower mid-market. It targets profitable businesses in industries that are expected to benefit from increasing levels of disposable income in China.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain
“forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations
Mr. Ringo Ng	Ms. Jennifer K. Zimmons / Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com	www.cooperglobalcommunications.com